UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

High Speed Access Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
42979U102 (CUSIP Number)
Don C. Whitaker 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 42979U102

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,279,275

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,279,275

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,275

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.656

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 42979U102

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 211,750

	8.	Shared Voting Power

	9.	Sole Dispositive Power 211,750

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,750

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .525

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock of High Speed Access Corp. 9900 Corporate Campus Dr. Suite 3000 Louisville, KY 40233

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal, retirement funds, and corporate funds of the individuals involved. All Transactions were open market transactions with the net approxiate amount utilized of $162,237.19 for the 2,491,025 shares. The amount of funds utilized reflects a distribution paid by HSAC on 6/2/03 in the amount of $1.40 per share, which reduced the cost basis to Zero on 1,400,000 of the above shares

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The above described net purchases of shares of High Speed Access common stock (HSAC)were made for investment purposes with the current intent to participate in the planned liquidation of the High Speed Access Corp., that was voted and approved by shareholders on November 27, 2002.

         The Whitakers may in the future determine to purchase additional securities of HSAC or to dispose of some or all of the securities they presently own, depending upon price, market conditions, availability of funds and other considerations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Pupose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
Other than mentioned in "Purpose of Transaction"
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

If a liquidation of assets was to happen than the company would cease to exist.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Don C. Whitaker 2,279,275 5.656% Don C. Whitaker, Jr. 211,750 .525%

(b)	Don C. Whitaker has sole power to vote and dispose of his shares. Don C. Whitaker, Jr., has sole power to vote and dispose of his shares.

(c)	In the last 60 days, the Whitakers net purchased on the open market 1,091,025 shares with a net cost of $162,237.19.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
6/2/03 6/3/03 6/4/03 6/6/03 6/6/03 6/9/03 6/10/03 6/11/03 6/11/03 6/12/03 6/16/03 6/17/03 6/18/03 6/25/03 6/26/03 6/30/03 7/8/03 7/9/03 7/10/03 7/16/03 7/21/03 7/22/03 7/22/03 7/23/03	(1,000) (3,200) 300 1,249 150,000 13,200 150,000 39,845 50,000 25,000 23,080 7,500 2,000 5,000 30,000 13,700 50,000 10,200 32,132 15,769 80,000 50,500 344,700 1,050	.16 ..15 ..134 ..142 ..145 ..14 ..145 ..143 ..145 ..145 ..145 ..145 ..146 ..15 ..15 ..15 ..15 ..15 ..15 ..15 ..15 ..15 ..15 ..15

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual

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